Prospectus addendum	Registration Statement Nos. 333-209682 and 333-209682-01
To prospectus dated April 15, 2016 and	Dated December 21, 2016
prospectus supplement dated April 15, 2016	Rule 424(b)(3)

Alerian MLP Index* ETN due May 24, 2024

*with payment at maturity or upon early repurchase based on the VWAP Level of the Index

Please refer to the “Recent Tax Developments” section included in Annex A to this prospectus addendum in connection with recent developments relating to the tax treatment of the Alerian MLP Index ETNs due May 24, 2024 (the “notes”). The “Recent Tax Developments” section supplements the section entitled “Selected Purchase Considerations — Tax Treatment” in the accompanying market-making supplement.

Investing in the notes involves a number of risks.

See “Risk Factors” beginning on page PS-16 of the accompanying product supplement and “Selected Risk Considerations” beginning on page MMS-8 of the accompanying market-making supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this prospectus addendum or the accompanying market-making supplement, product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this prospectus addendum together with the accompanying market-making supplement and the related product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Terms Specific to the Notes” in the market-making supplement.

Market-making supplement no. 1 dated April 18, 2016:
https://www.sec.gov/Archives/edgar/data/19617/000095010316012673/dp65044_424b2-amms1.htm

Product supplement no. 6-I dated April 15, 2016:
http://www.sec.gov/Archives/edgar/data/19617/000095010316012645/crt-dp64835_424b2.pdf

Prospectus supplement and prospectus, each dated April 15, 2016:
http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

December 21, 2016

Annex A

Recent Tax Developments

Recently promulgated regulations under Section 871(m) impose a 30% withholding tax (or a lower rate under an applicable treaty) on certain “dividend equivalents” paid or deemed paid with respect to derivatives linked to U.S. stocks or indices that include U.S. stocks under certain circumstances, even in cases where the derivatives do not provide for payments explicitly linked to dividends. In general, this withholding regime applies to derivatives that substantially replicate the economic performance of one or more underlying U.S. stocks, as determined on the derivatives’ issue date, based on one of two tests set forth in the regulations. Moreover, the applicable Treasury regulation generally requires a “look through” of certain partnerships (“Covered Partnerships”) that own stock of U.S. corporations. We understand that many of the Index Components own stock of U.S. corporations. Accordingly, the applicable Treasury regulation can deem non-U.S. investors to be receiving dividend equivalents in respect of those underlying U.S. stocks even if no payments on the notes are directly traceable to any such dividends.

The regulations provide certain exceptions to the withholding requirements, for example for derivatives linked to “qualified indices”. Under a recent Notice (the “Notice”), this regime will generally apply to “delta-one” instruments issued beginning in 2017. The Notice excludes certain ETNs from the regime until 2020; the notes are not currently among the list of excluded ETNs. We cannot predict whether the notes will be added to the list in the future, and the remainder of this discussion assumes that they have not been so added.

If you are a non-U.S. person who acquires a note after December 31, 2016, notes held by you may be subject to the regime, unless it is determined that the applicable regulations permit an exclusion or exemption. For example, it is possible that we may be able to establish that your notes were issued before 2017, in which case they would be excluded from Section 871(m). Withholding agents may choose, however, to treat notes as ineligible for grandfathering and subject to the application of Section 871(m) if you acquire them in or after 2017, pending further clarification, if any. Alternatively, we believe it is possible that the Index may be characterized as a qualified index in a given year, depending on certain factual determinations that cannot be made until sometime during that year, in which case notes issued in that year would be exempt from the regime. If neither of these is available; withholding would be based on the amount of dividends payable on U.S. corporate equity owned by Covered Partnerships that are Index Components underlying the note during a holder’s ownership period, and would likely be in addition to any withholding applicable to Coupon Payments themselves. In that event, the amounts of dividend equivalents deemed paid on your note in any given year likely will not be known, if at all, until well into the relevant year at the earliest.

To the extent available to us, it is our intention to make information relevant to the applicability of Section 871(m) available to you. In the interim, withholding agents may withhold on “dividend equivalent” payments, possibly based upon an estimate of the expected amounts of dividends payable on U.S. corporate equity owned by Covered Partnerships that are Index Components underlying the notes, and may impose this withholding on Coupon Amounts or sales proceeds payable to non-U.S. persons who acquired their notes after December 31, 2016, in addition to any withholding imposed on Coupon Payments themselves. In the Notice, the IRS and Treasury stated their position that withholding agents who have under-withheld on substitute dividend amounts may adjust any withholding prior to March 15 of the following year without penalties, if certain procedures are followed. Non-U.S. persons may file a claim for a refund from the U.S. IRS by filing IRS Form 1120-F if they believe they have been subjected to over-withholding.

If warranted, we will disclose in subsequent filings further information regarding the application of Section 871(m) to notes acquired in or after 2017. If you are a non-U.S. person, you should consult your tax adviser regarding the potential application of Section 871(m) to notes acquired in or after 2017, including possible tax withholding effects on coupons and sales proceeds otherwise payable to you prior to the resolution (if any) of the uncertainties described herein.